UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 2, 2022

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2022 to 30 September 2022

2 November 2022

Novo Nordisk's sales increased by 26% in Danish kroner and by 16% at constant exchange rates to DKK 128.9 billion in the first nine months of 2022

•Operating profit increased by 28% in Danish kroner and by 14% at constant exchange rates (CER) to DKK 57.7 billion.
•Sales in North America Operations increased by 37% in Danish kroner (22% at CER), and sales in International Operations increased by 16% in Danish kroner (11% at CER).
•Sales within Diabetes and Obesity care increased by 29% in Danish kroner to DKK 113.2 billion (18% at CER), mainly driven by GLP-1 diabetes sales growth of 59% in Danish kroner (44% at CER). Rare disease sales increased by 8% measured in Danish kroner (2% at CER).
•Obesity care sales grew by 91% in Danish Kroner (75% at CER). Novo Nordisk expects to make all Wegovy® dose strengths available in the US towards the end of 2022.
•Within R&D, Novo Nordisk successfully completed a phase 2 trial with CagriSema in people with type 2 diabetes and the last phase 3a trial with once-weekly insulin icodec.
•For the 2022 outlook, sales growth is now expected to be 14-17% at CER and operating profit growth is now expected to be 13-16% at CER. Sales and operating profit growth reported in Danish kroner are now expected to be 10 and 15 percentage points higher than at CER, respectively.

PROFIT AND LOSS	9M 2022	9M 2021	Growth as reported	Growth at CER*
DKK million
Net sales	128,862	102,467	26%	16%
Operating profit	57,722	45,010	28%	14%

Net profit	41,933	36,865	14%	N/A
Diluted earnings per share (in DKK)	18.42	15.98	15%	N/A
* CER: Constant exchange rates (average 2021).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the sales growth in the first nine months of 2022 which has enabled us to raise the outlook for the full year. The growth is driven by increasing demand for GLP-1-based diabetes treatments, especially Ozempic®. Within R&D, the encouraging phase 2 data with CagriSema in type 2 diabetes and the successful completion of the phase 3 programme for once-weekly insulin icodec support our aspiration of further raising the innovation bar for diabetes treatments."

On 2 November 2022 at 13.00 CET, corresponding to 08.00 pm EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 2 of 32
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first nine months of 2022 (blue indicates third-quarter development):

Purpose and sustainability	Innovation and therapeutic focus
Progress towards zero environmental impact:
•Carbon emissions from operations and transportation decreased by 18% compared to the first nine months of 2019

Adding value to society:
•Progress on 'Defeat Diabetes' strategy:
◦Medical treatment provided to 35.7 million people living with diabetes
◦Reaching more than 37,000 children in Changing Diabetes® in Children programme
•Five months’ supply of diabetes and haemophilia medication donated to the Ukrainian Ministry of Health
•Positive scientific opinion from EMA on human insulin with more flexible storage without refrigeration

Being recognised as a sustainable employer:
•Share of women in senior leadership positions has increased to 38% from 36% in the first nine months of 2021

Further raise innovation bar for diabetes treatment:
•Approval of Ozempic® 2.0 mg in the US
•Successful completion of phase 3a trials with once-weekly insulin icodec
•Successful completion of phase 2 trial with CagriSema in people with type 2 diabetes
•Phase 1 trial with Ideal Pump insulin successfully completed
•Phase 1 trial initiated with a once-daily oral GLP-1/GIP agonist and once-weekly oral semaglutide

Stre Develop superior treatment solutions for obesity:
•STEP TEENs phase 3 trial successfully completed
•Phase 3a initiation with CagriSema in people with obesity
•Phase 1 initiation with oral amycretin
the
Strengthen and progress Rare disease pipeline:
•Concizumab phase 3 trial completed in people with haemophilia A and B with inhibitors and in people without inhibitors
•Dosing initiated in phase 3a trial with Mim8
•Phase 2 trial initiated with NDec in sickle cell disease
•Acquisition of Forma Therapeutics to expand pipeline in sickle cell disease

Establish presence in Other serious chronic diseases:
•Phase 2 trial initiated with NNC6019 in cardiomyopathy

Commercial execution	Financials
       Strengthen diabetes leadership to more than one-third:
•Diabetes value market share increased by 1.7 percentage points to 31.6% (MAT)

 More than DKK 25 billion in Obesity care sales by 2025:
•Obesity care sales increased by 75% (CER) to DKK 11.4 billion

 Secure a sustained growth outlook for Rare disease:
•Rare disease sales increased by 2% (CER) to DKK 15.7 billion

Deliver solid sales and operating profit growth:
•Sales growth at 16% (CER)
•International Operations sales growth of 11% (CER)
•US sales growth of 21% (CER) with 72% of sales coming from products launched since 2015
•Operating profit growth of 14% (CER)

          Drive operational efficiencies:
•Continued productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 62.5 billion
•DKK 41.9 billion returned to shareholders during the first nine months of 2022

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 3 of 32
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2022

PROFIT AND LOSS	9M 2022	9M 2021	% change 9M 2022 to 9M 2021	% change 9M 2022 to 9M 2021 at CER
(Amounts are in DKK million, except for earnings per share and employees)

Net sales	128,862	102,467	26%	16%

Gross profit	108,676	85,050	28%	17%
Gross margin	84.3%	83.0%

Sales and distribution costs	(32,474)	(25,376)	28%	19%
Percentage of sales	25.2%	24.8%

Research and development costs	(15,962)	(12,140)	31%	26%
Percentage of sales	12.4%	11.8%

Administrative costs	(3,119)	(2,860)	9%	5%
Percentage of sales	2.4%	2.8%

Other operating income and expenses	601	336	79%	58%

Operating profit	57,722	45,010	28%	14%
Operating margin	44.8%	43.9%

Financial items (net)	(4,976)	957	(620%)	N/A

Profit before income taxes	52,746	45,967	15%	N/A

Income taxes	(10,813)	(9,102)	19%	N/A
Effective tax rate	20.5%	19.8%

Net profit	41,933	36,865	14%	N/A
Net profit margin	32.5%	36.0%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	5,327	3,943	35%	N/A
Capital expenditure (PP&E)	7,185	4,286	68%	N/A
Net cash generated from operating activities	71,786	58,017	24%	N/A
Free cash flow	62,490	52,312	19%	N/A

Total assets	242,836	174,084	39%	N/A
Equity	76,680	66,112	16%	N/A
Equity ratio	31.6%	38.0%

Average number of diluted shares outstanding (million)	2,276.0	2,306.4	(1%)	N/A
Diluted earnings per share / ADR (in DKK)	18.42	15.98	15%	N/A

Full-time equivalent employees end of period	52,696	46,982	12%	N/A

These unaudited consolidated financial statements for the first nine months of 2022 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2021 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 4 of 32
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 26% measured in Danish kroner and by 16% at CER in the first nine months of 2022, driven by Diabetes care sales growth of 14% (CER) and Obesity care sales growth of 75% (CER). Rare disease sales growth of 2% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications in some countries.

Sales split per therapy	Sales 9M 2022 DKK million	Sales 9M 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Rybelsus®	7,246	3,015	140%	120%	22%
Ozempic®	42,774	22,989	86%	69%	97%
Victoza®	8,999	11,221	(20%)	(26%)	(18%)

Total GLP-1	59,019	37,225	59%	44%	101%

Long-acting insulin	12,839	13,387	(4%)	(10%)	(8%)
- Tresiba®	7,106	6,998	2%	(5%)	(2%)
- Xultophy®	2,113	1,984	7%	3%	0%
- Levemir®	3,620	4,405	(18%)	(24%)	(6%)

Premix insulin	8,219	8,512	(3%)	(10%)	(5%)
- Ryzodeg®	2,159	1,287	68%	59%	5%
- NovoMix®	6,060	7,225	(16%)	(22%)	(10%)

Fast-acting insulin	12,992	13,167	(1%)	(8%)	(6%)
- Fiasp®	1,498	1,253	20%	13%	1%
- NovoRapid®	11,494	11,914	(4%)	(10%)	(7%)

Human insulin	6,216	6,967	(11%)	(18%)	(8%)

Total insulin	40,266	42,033	(4%)	(11%)	(27%)

Other Diabetes care[1]	2,512	2,778	(10%)	(15%)	(3%)

Total Diabetes care	101,797	82,036	24%	14%	71%

Wegovy®	3,742	604	—	—	16%
Saxenda®	7,634	5,337	43%	33%	11%

Total Obesity care	11,376	5,941	91%	75%	27%

Diabetes and Obesity care total	113,173	87,977	29%	18%	98%

Rare disease segment
Rare blood disorders[2]	8,825	7,727	14%	6%	3%
- Haemophilia A	1,696	1,531	11%	6%	1%
- Haemophilia B	533	475	12%	9%	0%
- NovoSeven®	6,397	5,531	16%	6%	2%
Rare endocrine disorders[3]	5,536	5,584	(1%)	(6%)	(2%)
Other Rare disease[4]	1,328	1,179	13%	7%	1%

Rare disease total	15,689	14,490	8%	2%	2%

Total sales	128,862	102,467	26%	16%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 5 of 32
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 24% measured in Danish kroner and by 14% at CER to DKK 101,797 million driven by growth of GLP-1-based products. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 29.9% to 31.6% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2021 and August 2022 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan, and Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	August	August	Sales 9M 2022 DKK million	Growth at CER
	2022	2021

Global	31.6%	29.9%	101,797	14%
International Operations	26.1%	24.5%	50,629	9%
- EMEA *	29.0%	28.4%	24,976	12%
- Region China **	32.5%	32.9%	12,002	(9%)
- Rest of World ***	18.6%	14.7%	13,651	25%
North America Operations	33.3%	31.8%	51,168	20%
- The US	33.2%	31.8%	47,478	18%

Source: IQVIA, August 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 59% measured in Danish kroner and by 44% at CER to DKK 59,019 million. The GLP-1 segment’s value share of the total diabetes market has increased to 31.1% compared with 25.3% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 55.7% value market share, an increase of 3.6 percentage points compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	August	August	Sales 9M 2022 DKK million	Growth at CER
	2022	2021

Global	55.7%	52.1%	59,019	44%
International Operations	62.6%	57.5%	18,886	55%
- EMEA *	60.0%	57.5%	10,661	39%
- Region China **	62.5%	79.1%	2,737	87%
- Rest of World ***	69.6%	52.2%	5,488	86%
North America Operations	54.6%	51.3%	40,133	39%
- The US	53.7%	50.5%	37,398	37%

Source: IQVIA, August 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Rybelsus® sales increased by 140% measured in Danish kroner and by 120% at CER to DKK 7,246 million. Sales growth was driven by North America Operations as well as Rest of World and EMEA. Rybelsus® has now been launched in 43 countries.

Ozempic® sales increased by 86% measured in Danish kroner and by 69% at CER to DKK 42,774 million. Sales growth was driven by both North America Operations and International Operations. Ozempic® has been launched in 75 countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 6 of 32
Victoza® sales decreased by 20% measured in Danish kroner and by 26% at CER to DKK 8,999 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was driven by both North America Operations and International Operations.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 62% measured in Danish kroner and by 55% at CER. Sales growth is driven by all geographical areas. The GLP-1 segment’s value share of the total diabetes market has increased to 16.5% from 12.7% 12 months ago. Novo Nordisk is the market leader with a value market share of 62.6%.

EMEA
Sales in EMEA increased by 42% measured in Danish kroner and by 39% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Rybelsus® has been launched in 32 countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 60.0%.

Region China
Sales in Region China increased by 106% measured in Danish kroner and by 87% at CER. The sales growth reflects the uptake of Ozempic®, partially offset by lower sales of Victoza®. As of 1 January 2022, Ozempic® has been included on the National Drug Reimbursement List in China. The GLP-1 segment’s value share of the total diabetes market in Region China has increased 9.5% from 5.0% 12 months ago.

Rest of World
Sales in Rest of World increased by 97% measured in Danish kroner and by 86% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus® following the launch in Japan, partially offset by Victoza®. Novo Nordisk remains the market leader with a value market share of 69.6%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 57% measured in Danish kroner and by 39% at CER. Novo Nordisk is the market leader with a 54.6% value market share compared to 51.3% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 35.8% compared to 29.8% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of more than 40% in the third quarter of 2022 compared to the third quarter of 2021 as well as market share gains for Ozempic® and Rybelsus®. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 42.8% driven by Ozempic® with 34.0% and Rybelsus® with 6.5%. Novo Nordisk is the market leader with 52.4% measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 37% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 7 of 32
Insulin
Sales of insulin decreased by 4% measured in Danish kroner and by 11% at CER to DKK 40,266 million. Sales decline at CER was driven by declining sales in the US, Region China and EMEA.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	August	August	Sales 9M 2022 DKK million	Growth at CER
	2022	2021

Global	46.8%	47.3%	40,266	(11%)
International Operations	49.9%	50.3%	29,830	(7%)
- EMEA *	47.6%	47.6%	13,779	(2%)
- Region China **	49.5%	50.7%	8,305	(21%)
- Rest of World ***	57.1%	57.4%	7,746	3%
North America Operations	38.2%	39.1%	10,436	(20%)
- The US	37.7%	38.8%	9,589	(22%)

Source: IQVIA, August 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations decreased by 2% measured in Danish kroner and by 7% at CER. The sales decline at CER was driven by lower insulin sales in Region China due to implementation of Volume Based Procurement as well as lower sales in EMEA.

EMEA
Sales of insulin in EMEA remained unchanged in Danish kroner and decreased by 2% at CER. The sales decline at CER was mainly driven by NovoMix® , human insulin, NovoRapid® and Levemir® , partially countered by Tresiba®, Fiasp® and Ryzodeg®. Novo Nordisk has a volume market share of 47.6% of the total insulin market.

Region China
Sales of insulin in Region China decreased by 13% measured in Danish kroner and by 21% at CER. The sales decline was driven by NovoMix®, human insulin, Levemir® and NovoRapid® due to the implementation of Volume Based Procurement from May 2022. The sales decline was partially countered by Ryzodeg® and Xulthopy®. Novo Nordisk has a volume market share of 49.5% of the total insulin market.

Rest of World
Sales of insulin in Rest of World increased by 8% measured in Danish kroner and by 3% at CER. The sales growth at CER was driven by all insulin products except for human insulin, NovoMix® and Levemir®. Novo Nordisk has a volume market share of 57.1% of the total insulin market.

North America Operations
Sales of insulin in North America Operations decreased by 10% measured in Danish kroner and by 20% at CER. The sales decrease in the US was driven by lower realised prices due to rebate enhancements and channel and payer mix as well as a decline in volume with the US insulin volume market declining 3% compared to the first nine months of 2021. Novo Nordisk has a volume market share of 37.7% of the total US insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 8 of 32
Obesity care, sales development
Sales of Obesity care products, Saxenda® and Wegovy® increased by 91% measured in Danish kroner and by 75% at CER to DKK 11,376 million. Sales growth was driven by both North America Operations and International Operations. Saxenda® has now been launched in 71 countries, and Wegovy® was launched in the US in June 2021. The volume growth of the global branded obesity market was 63%.

Obesity care, development per geographical area	Obesity care, sales development

	Sales 9M 2022 DKK million	Growth at CER

Global	11,376	75%
International Operations	4,141	73%
- EMEA	2,575	96%
- Region China	110	168%
- Rest of World	1,456	38%
North America Operations	7,235	77%
- The US	6,891	81%

International Operations
Sales of Saxenda® in International Operations increased by 80% measured in Danish kroner and by 73% at CER driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 61.0% in the branded obesity prescription drug market.

EMEA
Sales of Saxenda® in EMEA increased by 100% measured in Danish kroner and by 96% at CER. Novo Nordisk currently has a value market share of 80.8% in the branded obesity prescription drug market.

Rest of World
Sales of Saxenda® in Rest of World increased by 48% measured in Danish kroner and by 38% at CER. Saxenda® has now been launched in 22 countries in Rest of World. Novo Nordisk currently has a value market share of 47.0% in the branded obesity prescription drug market.
North America Operations
Sales of Obesity care products in North America Operations increased by 99% measured in Danish kroner and by 77% at CER. Novo Nordisk now has a value market share of 93.5% in the branded anti-obesity prescription drug market in North America. Wegovy® was made available to patients in June 2021 and broad commercial formulary access has been achieved.

In December 2021, Novo Nordisk announced that a contract manufacturer filling syringes for Wegovy® pens for the US market temporarily stopped deliveries and manufacturing following issues with current Good Manufacturing Practices. The 1.7 mg and the 2.4 mg doses of Wegovy® are currently available in the market and Novo Nordisk expects to make all Wegovy® dose strengths available in the US towards the end of 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 9 of 32
Rare disease
Rare disease, sales development
Sales of Rare disease products increased by 8% measured in Danish kroner and by 2% at CER to DKK 15,689 million.

Rare disease, development per geographical area	Rare disease, sales development

	Sales 9M 2022 DKK million	Growth at CER

Global	15,689	2%
International Operations	9,645	4%
- EMEA	5,171	(3%)
- Region China	733	131%
- Rest of World	3,741	5%
North America Operations	6,044	(3%)
- The US	5,519	(4%)

Rare blood disorders
Sales of Rare blood disorder products increased by 14% measured in Danish kroner and by 6% at CER to DKK 8,825 million. The increasing sales were driven by NovoSeven® as well as the launch products Esperoct® and Refixia®.

Sales of haemophilia A products increased by 11% measured in Danish kroner and by 6% at CER to DKK 1,696 million. The sales increase was driven by International Operations and North America Operations. Esperoct® has been launched in 27 countries.

Sales of haemophilia B products increased by 12% measured in Danish kroner and by 9% at CER to DKK 533 million. The sales increase was driven by International Operations, partially countered by North America Operations. Refixia® has now been launched in 27 countries.
Sales of NovoSeven® increased by 16% measured in Danish kroner and by 6% at CER to DKK 6,397 million. The sales development was driven by increasing sales in International Operations.

Rare endocrine disorders
Sales of Rare endocrine disorder products decreased by 1% measured in Danish kroner and by 6% at CER to DKK 5,536 million. The sales decline was driven by North America Operations' sales decreasing by 13% at CER and by International Operations' sales decreasing by 2% at CER. The sales decline was driven by lower realised prices in the US. Novo Nordisk continues being the leading company in the global human growth disorder market with a value market share of 36.3%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 10 of 32
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 26% measured in Danish kroner and by 16% at CER to DKK 128,862 million in the first nine months of 2022. Sales growth has resulted in periodic supply constraints and related drug shortage notifications in some countries. Sales in International Operations increased by 16% measured in Danish kroner and by 11% at CER. The strategic aspiration for International Operations is sales growth between 6-10%. Sales in North America Operations increased by 37% measured in Danish kroner and by 22% at CER. Compared to the strategic aspiration of transforming 70% of sales in the US, 72% of sales are now derived from products launched since 2015.

Sales split per geographical area	Sales 9M 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	64,415	16%	11%	38%
- EMEA	32,722	16%	13%	23%
- Region China	12,845	4%	(5%)	(4%)
- Rest of World	18,848	28%	22%	19%
North America Operations	64,447	37%	22%	62%
- The US	59,888	36%	21%	55%

Total sales	128,862	26%	16%	100%

International Operations
Sales in International Operations increased by 16% measured in Danish kroner and by 11% at CER. Sales growth was driven by most therapy areas with GLP-1 sales growing by 55% at CER, Obesity care sales growing by 73% at CER and Rare disease sales growing by 4% at CER, partially countered by insulin sales decreasing by 7%.

EMEA
Sales in EMEA increased by 16% measured in Danish kroner and by 13% at CER. Sales growth was driven by Diabetes care growing by 12% at CER driven by increased GLP-1 sales, partially countered by decreased insulin sales. Obesity care sales increased by 96% at CER and Rare disease sales decreased by 3% at CER.

Region China
Sales in Region China increased by 4% measured in Danish kroner and decreased by 5% at CER. Sales were driven by insulin sales declining by 21% at CER. Insulin sales were negatively impacted by the implementation of Volume Based Procurement from May 2022. GLP-1 sales were growing by 87% at CER and Other diabetes care sales decreased by 24% at CER. Rare disease sales increased by 131% at CER reflecting timing of shipments.

Rest of World
Sales in Rest of World increased by 28% measured in Danish kroner and by 22% at CER. Sales growth was driven by Diabetes care growing by 25% at CER, reflecting increased GLP-1 and insulin sales, Obesity care sales growing by 38% at CER and Rare disease growing by 5% at CER.

North America Operations
Sales in North America Operations increased by 37% measured in Danish kroner and by 22% at CER. The sales increase reflects GLP-1 diabetes sales growing by 39% at CER and Obesity care sales growing by 77% at CER. This was partially offset by insulin sales decreasing by 20% at CER driven by lower realised prices due to rebate enhancements and channel and payer mix as well as a decline in volume. Rare disease sales decreased by 3% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 11 of 32
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 16% measured in Danish kroner and by 13% at CER to DKK 20,186 million, resulting in a gross margin of 84.3% measured in Danish kroner compared with 83.0% in 2021. The increase in gross margin reflects a positive product mix, driven by increased GLP-1 sales, a positive currency impact of 0.9 percentage point and productivity improvements. This is partially countered by lower realised prices mainly in the US and Region China.

Sales and distribution costs increased by 28% measured in Danish kroner and by 19% at CER to DKK 32,474 million. The increase in costs is driven by both International Operations and North America Operations. In International Operations, promotional spend is related to promotional activities for Ozempic® and Rybelsus® as well as Obesity care market development activities. In North America Operations, the cost increase is driven by promotional activities for Ozempic® and market development activities for Obesity care. The cost increase is reflecting low activity level in 2021 due to COVID-19 and higher distribution costs.

Research and development costs increased by 31% measured in Danish kroner and by 26% at CER to DKK 15,962 million reflecting increased late-stage clinical trial activity compared to the first nine months of 2021. Increased activities within Other serious chronic diseases and GLP-1 are driving the cost increase as well as the operating costs and amortisations related to Dicerna Pharmaceuticals Inc. which was acquired in the fourth quarter of 2021.

Administration costs increased by 9% measured in Danish kroner and by 5% at CER to DKK 3,119 million.

Other operating income and expenses (net) was DKK 601 million compared with DKK 336 million in 2021, driven by income from partnerships related to Dicerna Pharmaceuticals Inc.

Operating profit increased by 28% measured in Danish kroner and by 14% at CER to DKK 57,722 million. Operating profit growth was negatively impacted by around 2 percentage points from the acquisition of Dicerna Pharmaceuticals Inc. in 2021.

Financial items (net) showed a net loss of DKK 4,976 million compared with a net gain of DKK 957 million in 2021.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 3,894 million compared with a net gain of DKK 976 million in 2021. This primarily reflects losses on hedged currencies, primarily the US dollar.

As per the end of September 2022, a negative market value of financial contracts of approximately DKK 5.4 billion has been deferred for recognition later in 2022 and in 2023.

The effective tax rate was 20.5% in the first nine months of 2022 compared with an effective tax rate of 19.8% in 2021 mainly reflecting non-recurring impacts in 2021 from acquisitions.

Net profit increased by 14% to DKK 41,933 million and diluted earnings per share increased by 15% to DKK 18.42.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 12 of 32
KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2022
Sales in the third quarter of 2022 increased by 28% measured in Danish kroner and by 15% at CER compared to the same period in 2021. Operating profit increased by 32% measured in Danish kroner and by 14% at CER.
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the third quarter of 2022.

Sales split per geographical area	Sales Q3 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	21,812	19%	13%	43%
- EMEA	10,983	20%	16%	26%
- Region China	4,438	4%	(6%)	(4%)
- Rest of World	6,391	30%	23%	21%
North America Operations	23,754	37%	18%	57%
- The US	22,014	36%	16%	49%

Total sales	45,566	28%	15%	100%

The increased global sales of 15% at CER were driven by Diabetes and Obesity care sales as GLP-1 sales increased by 44% at CER, Obesity care sales increased by 62% and Rare disease sales increased by 4% at CER, partially offset by insulin sales decreasing by 15%.

International Operations
Sales in International Operations increased by 19% measured in Danish kroner and by 13% at CER. Sales growth was driven by Region EMEA and Rest of World, partially offset by Region China due to implementation of Volume Based Procurement for insulin.

Sales growth was driven by Diabetes and Obesity care growing by 13% at CER driven by GLP-1 sales growing by 60% at CER and Obesity care increasing by 97% at CER, partially countered by insulin sales decreasing by 11% at CER driven by the implementation of Volume Based Procurement for insulin in China. Rare disease sales increased by 11% at CER reflecting timing of shipments in Region China.

North America Operations
Sales in North America Operations increased by 37% measured in Danish kroner and by 18% at CER. Sales growth was driven by GLP-1 growing by 37% at CER and Obesity care sales increasing by 44% at CER. Insulin sales decreased by 26% at CER driven by lower realised prices. Rare disease sales decreased by 6% at CER driven by lower NovoSeven® and Norditropin® sales.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 13 of 32

PROFIT AND LOSS	Q3 2022	Q3 2021	% change Q3 2022 to Q3 2021	% change Q3 2022 to Q3 2021 at CER

Net sales	45,566	35,622	28%	15%

Gross profit	38,366	29,563	30%	15%
Gross margin	84.2%	83.0%

Sales and distribution costs	(11,451)	(9,119)	26%	14%
Percentage of sales	25.1%	25.6%

Research and development costs	(5,633)	(4,252)	32%	25%
Percentage of sales	12.4%	11.9%

Administrative costs	(1,158)	(1,024)	13%	8%
Percentage of sales	2.5%	2.9%

Other operating income and expenses	60	81	(26%)	(49%)

Operating profit	20,184	15,249	32%	14%
Operating margin	44.3%	42.8%

Financial items (net)	(2,152)	(137)	N/A	N/A

Profit before income taxes	18,032	15,112	19%	N/A

Income taxes	(3,627)	(2,993)	21%	N/A
Effective tax rate	20.1%	19.8%

Net profit	14,405	12,119	19%	N/A
Net profit margin	31.6%	34.0%

Costs and operating profit
The gross margin was 84.2% in the third quarter of 2022 compared with 83.0% in the same period last year. The 1.2 percentage points gross margin increase reflects a positive product mix, a positive currency impact of 1.2 percentage point, partially countered by lower realised prices in the US and Region China.

Sales and distribution costs increased by 26% measured in Danish kroner and by 14% at CER compared with the same period in 2021. The increase was driven by both International Operations and North America Operations reflecting promotional activities related to Ozempic® and Rybelsus® as well as Obesity care market development activities. The cost increase is reflecting low activity level in the third quarter of 2021 due to COVID-19 and higher distribution costs.
Research and development costs increased by 32% measured in Danish kroner and by 25% at CER compared with 2021 driven by increased late-stage clinical trial activities and the operating costs and amortisations related to acquisition of Dicerna Pharmaceuticals Inc.
Administrative costs increased by 13% measured in Danish kroner and by 8% at CER compared with the same period in 2021.

Other operating income and expenses showed an income of DKK 60 million in the third quarter of 2022 compared with an income of DKK 81 million in 2021.
Operating profit increased by 32% measured in Danish kroner and by 14% at CER compared with the same period in 2021.

Financial items (net) showed a net loss of DKK 2,152 million compared with a net loss of DKK 137 million in the third quarter of 2021 reflecting losses on hedged currencies, primarily the US dollar.

The effective tax rate is 20.1% in the third quarter of 2022 compared with an effective tax rate of 19.8% in the third quarter of 2021 mainly reflecting non-recurring impacts in 2021 from acquisitions.

Net profit increased by 19% to DKK 14,405 million and diluted earnings per share increased by 20% to DKK 6.34.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 14 of 32
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST NINE MONTHS OF 2022 AND CAPITAL EXPENDITURE
Free cash flow was DKK 62.5 billion compared with DKK 52.3 billion in the first nine months of 2021 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The cash conversion in the first nine months of 2022 is positively impacted by timing of payment of rebates in the US, including provisions related to the revised 340B distribution policy in the US. Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 7.2 billion compared with DKK 4.3 billion in 2021.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 76,680 million at the end of the first nine months of 2022, equivalent to 31.6% of total assets, compared with 38.0% at the end of the first nine months of 2021. Please refer to appendix 5 for further elaboration of changes in equity.

Novo Nordisk returned DKK 41.9 billion to shareholders via share buyback and dividend during the first nine months of 2022.

2022 share repurchase programme
As of 31 October, Novo Nordisk has repurchased 21,532,132 B shares for an amount of DKK 16.602 billion as part of the overall share repurchase programme of up to DKK 24 billion to be executed during a 12-month period beginning 2 February 2022.

Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2022, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.2% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 15 of 32
OUTLOOK
OUTLOOK 2022
The current expectations for 2022 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 2 November 2022	Expectations 3 August 2022

Sales growth
at CER	14% to 17%	12% to 16%
as reported	Around 10 percentage points higher than at CER	Around 9 percentage points higher than at CER

Operating profit growth
at CER	13% to 16%	11% to 15%
as reported	Around 15 percentage points higher than at CER	Around 14 percentage points higher than at CER

Financial items (net)	Loss of around DKK 6.6 billion	Loss of around DKK 5.5 billion

Effective tax rate	20% to 22%	20% to 22%

Capital expenditure (PP&E)	Around DKK 12.0 billion	Around DKK 12.0 billion

Depreciation, amortisation and impairment losses	Around DKK 7.0 billion	Around DKK 6.5 billion

Free cash flow (excluding impact from business development)	DKK 54-59 billion	DKK 57-62 billion

For 2022, sales growth is now expected to be 14% to17% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is now expected to be around 10 percentage points higher than at CER. The guidance reflects expectations for sales growth in both International Operations and North America Operations, mainly driven by Diabetes and Obesity care. Intensifying competition within both Diabetes care and Rare disease as well as an estimated negative impact on global sales growth of around 3 percentage points from Volume Based Procurement of insulin in China are also reflected in the guidance. Furthermore, continued pricing pressure within Diabetes care, especially in the US, is expected to negatively impact sales development. Finally, the outlook reflects the expectation of making all dose strengths of Wegovy® available in the US towards the end of 2022.

Following higher than expected volume growth, including GLP-1-based products such as Ozempic®, and temporary capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications. The supply capacity is gradually increased and Novo Nordisk expects to have supply capacity to support a potential continuation of current sales growth trajectory.

Operating profit growth is now expected to be 13% to 16% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 15 percentage points higher than at CER. The expectation for operating profit growth primarily reflects the updated sales growth outlook and continued investments in future and current growth drivers within Research and Development and Commercial. Across the operating units, commercial investments are related to Ozempic® and Rybelsus® as well as global investments in building the Obesity care market and the launch of Wegovy®. Furthermore, resources are allocated to both early and late-stage pipeline activities. The acquisition of Dicerna Pharmaceuticals Inc. in 2021 is negatively impacting operating profit growth by around 2 percentage points due to higher operating costs and amortisations of intangible assets and the acquisition of Forma Therapeutics Inc. is also negatively impacting operating profit growth.

The potential wider consequences of Russia's invasion of Ukraine, including impacts on energy supply and supply chains, could cause uncertainty to the outlook and the business performance of Novo Nordisk.

For 2022, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 6.6 billion, mainly reflecting losses associated with foreign exchange hedging contracts.

The effective tax rate for 2022 is still expected to be in the range of 20-22%.

Capital expenditure is still expected to be around DKK 12 billion in 2022 primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production at existing manufacturing sites.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 16 of 32

Depreciation, amortisation and impairment losses are now expected to be around DKK 7.0 billion.

The free cash flow is now expected to be DKK 54-59 billion, partially reflecting the acquisition of Forma Therapeutics Inc.
All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2022, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Programme in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any significant business development transactions during the remainder of 2022.

FX (average rates)	Q3 2022	Q3 2021	% change	9M 2022	9M 2021	% change	Spot rate 26 October 2022

USD	739	631	17%	701	622	13%	742
CNY	108	98	10%	106	96	10%	103
JPY	5.35	5.73	(7%)	5.48	5.73	(4%)	5.05
CAD	566	501	13%	546	497	10%	548
GBP	869	870	0%	878	861	2%	859

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 3,200 million	12
CNY[2]	DKK 420 million	0
JPY	DKK 220 million	12
CAD	DKK 280 million	9
GBP	DKK 90 million	11

1) As of 26 October 2022.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 17 of 32
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Results from phase 3a trial ONWARDS 5 with once-weekly insulin icodec announced
On 3 October 2022, Novo Nordisk announced headline results from ONWARDS 5, the final phase 3a trial with once-weekly insulin icodec. Novo Nordisk expects to file for regulatory approval of once-weekly insulin icodec in the US, the EU and China in the first half of 2023. For information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=138024 (The contents of the company's website do not form a part of this Form 6-K).

Phase 2 trial with CagriSema in people with type 2 diabetes successfully completed
On 25 August 2022, Novo Nordisk announced headline results from a phase 2 trial with CagriSema. The trial investigated efficacy and safety of a fixed dosed combination of CagriSema (2.4 mg semaglutide and 2.4 mg cagrilintide) compared to the individual components in 92 people with type 2 diabetes. Based on the results, Novo Nordisk now expects to initiate a phase 3 development programme for CagriSema in type 2 diabetes in 2023. For information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=131155 (The contents of the company's website do not form a part of this Form 6-K).

Phase 2 trial initiated with higher doses of Ozempic®
In August 2022, Novo Nordisk initiated a phase 2 trial with higher doses of Ozempic® (once-weekly subcutaneous semaglutide). The 49-week trial is investigating efficacy and tolerability of 8 and 16 mg Ozempic® and is expected to enrol around 240 people with type 2 diabetes.

Phase 1 trial initiated with once-weekly oral semaglutide
In September 2022, Novo Nordisk initiated a phase 1 trial with once-weekly oral semaglutide. The trial is investigating safety and tolerability of single doses of once-weekly oral semaglutide.

Global licence agreement for ZEGALOGUE® (dasiglucagon)
In September 2022, Novo Nordisk entered into a global licence and development agreement with Zealand Pharma A/S (Zealand) to commercialise ZEGALOGUE® (dasiglucagon) for injection. ZEGALOGUE® is approved by the US Food and Drug Administration (FDA) for the treatment of severe hypoglycaemia in paediatric and adult patients with diabetes aged 6 and above.

Obesity care
Phase 3a development programme initiated with CagriSema in obesity
In November 2022, Novo Nordisk initiated the first phase 3a trial, REDEFINE 1, for CagriSema. REDEFINE 1 is a 68-week trial comparing the efficacy and safety of once-weekly CagriSema (2.4 mg semaglutide and 2.4 mg cagrilintide) with semaglutide 2.4 mg, cagrilintide 2.4 mg and placebo. The trial is expected to enrol approximately 3,400 people with overweight or obesity. REDEFINE 1 is the first pivotal trial in the REDEFINE programme.

REDEFINE 2 is planned to be initiated in the first half of 2023 and is comparing CagriSema with placebo in people with overweight or obesity and type 2 diabetes. The 68-week trial is expected to enrol approximately 1,200 people.

Phase 1 trial with LA-GDF15 completed and development terminated
In September 2022, Novo Nordisk successfully completed a phase 1 trial evaluating pharmacokinetics and pharmacodynamics of LA-GDF15. Following the completion of the trial, development of LA-GDF15 has been terminated due to portfolio considerations.

Rare disease
Concizumab submitted for regulatory approval in the US for the treatment of haemophilia A and B with inhibitors and main part of explorer8 phase 3 trial completed
In August 2022, Novo Nordisk submitted concizumab for regulatory approval in the US for the treatment of haemophilia A (HA) and B (HB) with inhibitors. The submission was based on the results from the explorer7 phase 3 trial comparing the efficacy and safety of concizumab prophylaxis (PPX) to no prophylaxis treatment.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 18 of 32
In September 2022, Novo Nordisk completed the main part of the phase 3 trial, explorer8, in people with HA or HB without inhibitors. The trial met its primary endpoint, confirming superiority of concizumab PPX compared to no PPX in reducing the annual bleeding rate (ABR) in both HA and HB without inhibitors. The secondary confirmatory endpoint, confirming non-inferiority of concizumab PPX to previous PPX factor treatment in reducing the ABR was not met. In the trial, Concizumab appeared to have a safe and well-tolerated profile with no-thromboembolic events reported after the treatment restart following the treatment pause. Following the explorer 8 results, Novo Nordisk is assessing further development activities and timing of regulatory submissions in people with HA or HB without inhibitors.

Treatment initiated in phase 3a development programme with Mim8 in haemophilia A
In October 2022, Novo Nordisk initiated treatment in the first phase 3a trial, FRONTIER2, for Mim8. FRONTIER2 consist of a 26-52-week run-in period followed by treatment with Mim8 in a 26-week main treatment period and a 26-week extension treatment period. The trial is expected to enrol approximately 260 adults and adolescents with haemophilia A with or without inhibitors. The second phase 3a trial, FRONTIER3, is expected to initiate treatment with Mim8 in the coming months investigating safety and efficacy of 52 weeks of Mim8 treatment in approximately 70 children (1-11 years) with haemophilia A with and without inhibitors.

Collaboration with Aeterna Zentaris terminated
In August 2022, Novo Nordisk terminated the collaboration with Aeterna Zentaris effective 25 May 2023. The collaboration was entered in 2018 in the US with the aim to develop a diagnosis test of childhood-onset growth hormone deficiency named Macrillen™. Following the termination, Novo Nordisk will hand over all responsibilities for Macrilen™ to Aeterna Zentaris.

Nedosiran submitted for regulatory approval in the US
In September 2022, Novo Nordisk submitted Nedosiran, a once-monthly, subcutaneous investigational treatment for primary hyperoxaluria 1 (PH), for regulatory approval in the US. Nedosiran is based on the GalXC™ RNAi platform and is designed to inhibit the hepatic lactate dehydrogenase (LDH) enzyme. PH is a rare disorder leading to oxalate accumulation in the kidneys and urinary tract and lead to recurrent kidney stones and associated bladder complications. The submission is based on the PHYOX development programme evaluating efficacy and safety of once-monthly nedosiran.

Acquisition of Forma Therapeutics Inc.
On 1 September 2022, Novo Nordisk announced that it had entered into a definitive agreement to acquire Forma Therapeutics Inc. (Forma). The acquisition was completed on 14 October 2022. Forma is a clinical-stage biopharmaceutical company focused on transforming the lives of patients with sickle cell disease (SCD) and rare blood disorders. The acquisition of Forma including its lead development candidate, etavopivat, is aligned with Novo Nordisk’s strategy to complement and accelerate its scientific presence and pipeline in haemoglobinopathies, a group of disorders in which there is abnormal production or structure of the haemoglobin protein in the red blood cells. For more information, please see the press release here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=132653 (The contents of the company's website do not form a part of this Form 6-K).

Other serious chronic diseases
Phase 2 trial with oral PCSK9i completed and development terminated
In third quarter of 2022, Novo Nordisk completed a 12-week phase 2 trial investigating efficacy and safety of oral PCSK9i in 267 people with atherosclerotic cardiovascular disease (ASCVD) or risk of ASCVD. The trial met its primary endpoint by demonstrating superiority of oral PCSK9i versus placebo in lowering low-density lipoprotein cholesterol and oral PCSK9i appeared to have a safe and well-tolerated profile. Due to commercial and portfolio considerations, development of oral PCSK9i will be terminated.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 19 of 32
Purpose and sustainability
Environment

ENVIRONMENTAL PERFORMANCE	9M 2022	9M 2021	9M 2019 (pre-COVID)[4]	% change 9M 2022 to 9M 2021	% change 9M 2022 to 9M 2019

Emissions

CO2 emissions from operations and transportation (1,000 tonnes)	186	127	226	46%	(18%)
- Scope 1 emissions[1]	54	56	64	(4%)	(16%)
- Scope 2 emissions[2]	12	12	55	0%	(78%)
- Partial scope 3 emissions[3]	120	59	107	103%	12%

1. Scope 1: Direct emissions from company owned and controlled resources (including emissions from production processes and transport).
2. Scope 2: Indirect emissions from the generation of energy purchased from a utility provider (including electricity, steam, heat and cooling).
3. Scope 3: Emissions are limited to CO2 emissions from business flights and product distribution.
4. In 2019, some emission categories were only reported at an annual basis. For these categories, the quarterly emissions have been estimated based on the full-year results.

Emissions
Novo Nordisk's ambition is to have zero environmental impact. The environmental strategy is called Circular for Zero.

CO2 emissions from operations and transportation increased by 46% in the first nine months of 2022 compared to the first nine months of 2021, mainly reflecting COVID-19 impact on activities in 2021 and increased production volumes. Scope 1 CO2 emissions decreased by 3% due to an increase in the usage of renewable energy sources, whereas Scope 2
CO2 emissions remained at the same level as in 2022. Scope 3 CO2 emissions from product distribution and business flights increased by 103% due to increased business travel and product distribution done by airfreight.

Social

SOCIAL PERFORMANCE	9M 2022	9M 2021	% change 9M 2022 to 9M 2021

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)[1]	35.7	33.9	5%
Hereof children reached through the Changing Diabetes® in Children programme (cumulative)	37,849	30,562	24%

Sustainable employer
Gender in leadership positions[2] (ratio men:women)	56:44	57:43	N/A
Gender in senior leadership positions[3] (ratio men:women)	62:38	64:36	N/A

1. Calculated as a moving annual total.
2. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
3. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Patients
Under the social responsibility strategy ‘Defeat Diabetes’, Novo Nordisk continues to take action on access and affordability and prevention. The number of people with diabetes treated with Novo Nordisk products, calculated as a moving annual total, was 35.7 million at the end September 2022 . This represents a net increase of 1.8 million patients compared to the end of September 2021.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of September 2022, more than 37,000 children were reached, an increase of 24% compared to the first nine months of 2021.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021 two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

By the end of September of 2022, 44% of all leaders were women, and 38% of leaders in senior leadership positions were women compared to 43% and 36%, respectively, by the end of September 2021.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 20 of 32
The number of full-time employees at the end of the first nine months of 2022 increased by 12% compared to 12 months ago. The total number of full-time employees was 52,696. The increase is driven by Product Supply, International Operations and R&D.

Russia's invasion of Ukraine
Following Russia's invasion of Ukraine, Novo Nordisk's key priorities have been to safeguard employees and continue the supply of essential medicines.

Novo Nordisk has to the extent possible continued supply of medicines in Ukraine and currently, Novo Nordisk medicines are available in more than 90% of Ukraine and Novo Nordisk collaborates with humanitarian organisations to make products available in the residual areas. Moreover, Novo Nordisk has donated five months’ supply of diabetes and haemophilia medication to the Ukrainian Ministry of Health, and together with humanitarian organisations Novo Nordisk continues to monitor the situation to be able to provide further support. In neighbouring countries hosting refugees from Ukraine, Novo Nordisk has provided donations to ensure access to insulin for people who have been forced to flee.

In Russia, Novo Nordisk has suspended further marketing investments, while maintaining supply of medicine to ensure that more than 700,000 patients can continue their treatment with essential medication. Within regulatory, Novo Nordisk has ceased filing for marketing authorisations of new medication, and within clinical development, Novo Nordisk has suspended further clinical investments in Russia. Novo Nordisk's factory in Russia is still operating to supply insulin to patients in Russia only.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales in 2021.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 21 of 32
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2022. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2022 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2021 of Novo Nordisk.

In our opinion, the financial report for the first nine months of 2022 gives a true and fair view of the Group’s assets, liabilities and financial position at 30 September 2022, and of the results of the Group’s operations and cash flow for the period 1 January 2022 to 30 September 2022. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2021.

Bagsværd, 2 November 2022

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Martin Holst Lange	Marcus Schindler	Camilla Sylvest

Henrik Wulff

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Jeppe Christiansen

Elisabeth Dahl Christensen	Laurence Debroux	Andreas Fibig

Sylvie Grégoire	Liselotte Hyveled	Mette Bøjer Jensen

Kasim Kutay	Christina Law	Martin Mackay

Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 22 of 32
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 53,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
1 February 2023	Financial statement for 2022
23 March 2023	Annual General Meeting
4 May 2023	Financial statement for the first three months of 2023
10 August 2023	Financial statement for the first six months of 2023
2 November 2023	Financial statement for the first nine months of 2023

Contacts for further information
Media:
Ambre Brown Morley +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2021 and Form 20-F both filed with the SEC in February 2022 in continuation of the publication of the Annual Report 2021, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 23 of 32

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2021.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 24 of 32
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change
	2022			2021				Q3 2022 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2021

Net sales	45,566	41,265	42,031	38,333	35,622	33,041	33,804	28%

Gross profit	38,366	35,196	35,114	32,092	29,563	27,494	27,993	30%
Gross margin	84.2%	85.3%	83.5%	83.7%	83.0%	83.2%	82.8%

Sales and distribution costs	(11,451)	(10,840)	(10,183)	(11,632)	(9,119)	(8,001)	(8,256)	26%
Percentage of sales	25.1%	26.3%	24.2%	30.3%	25.6%	24.2%	24.4%
Research and development costs	(5,633)	(5,123)	(5,206)	(5,632)	(4,252)	(3,944)	(3,944)	32%
Percentage of sales	12.4%	12.4%	12.4%	14.7%	11.9%	11.9%	11.7%
Administrative costs	(1,158)	(991)	(970)	(1,190)	(1,024)	(904)	(932)	13%
Percentage of sales	2.5%	2.4%	2.3%	3.1%	2.9%	2.7%	2.8%
Other operating income and expenses	60	149	392	(4)	81	134	121	(26%)

Operating profit	20,184	18,391	19,147	13,634	15,249	14,779	14,982	32%
Operating margin	44.3%	44.6%	45.6%	35.6%	42.8%	44.7%	44.3%

Financial income	1,573	1,656	210	254	790	90	1,753	99%
Financial expenses	(3,725)	(3,252)	(1,438)	(775)	(927)	48	(797)	302%
Financial items (net)	(2,152)	(1,596)	(1,228)	(521)	(137)	138	956	1,471%

Profit before income taxes	18,032	16,795	17,919	13,113	15,112	14,917	15,938	19%

Income taxes	(3,627)	(3,477)	(3,709)	(2,221)	(2,993)	(2,794)	(3,315)	21%

Net profit	14,405	13,318	14,210	10,892	12,119	12,123	12,623	19%

Depreciation, amortisation and impairment losses	2,041	1,636	1,650	2,082	1,349	1,217	1,377	51%
Capital expenditure (PP&E)	3,230	2,435	1,520	2,049	1,175	1,709	1,402	175%
Net cash generated from operating activities	24,239	23,961	23,586	(3,017)	21,507	25,255	11,255	13%
Free cash flow	19,765	21,157	21,568	(22,993)	19,616	23,164	9,532	1%

Total assets	242,836	218,928	197,136	194,508	174,084	158,095	141,387	39%
Total equity	76,680	74,452	66,550	70,746	66,112	65,559	58,496	16%
Equity ratio	31.6%	34.0%	33.8%	36.4%	38.0%	41.5%	41.4%

Full-time equivalent employees end of period	52,696	50,816	49,295	47,792	46,982	45,971	45,157	12%

Basic earnings per share/ADR (in DKK)	6.37	5.87	6.24	4.77	5.29	5.26	5.47	20%
Diluted earnings per share/ADR (in DKK)	6.34	5.86	6.22	4.76	5.27	5.26	5.45	20%
Average number of shares outstanding (million)	2,261.6	2,269.2	2,276.4	2,284.0	2,291.9	2,300.8	2,309.6	(1%)
Average number of diluted shares outstanding (million)	2,268.5	2,276.1	2,283.3	2,290.6	2,297.3	2,306.3	2,315.6	(1%)

Sales by business segment:
Total GLP-1	22,368	19,231	17,420	16,372	13,848	12,077	11,300	62%
Long-acting insulin	3,939	4,104	4,796	4,677	4,416	4,149	4,822	(11%)
Premix insulin	2,706	2,501	3,012	2,691	2,844	2,715	2,953	(5%)
Fast-acting insulin	4,263	3,887	4,842	4,520	4,359	4,252	4,556	(2%)
Human insulin	2,053	1,851	2,312	2,085	2,391	2,041	2,535	(14%)
Total insulin	12,961	12,343	14,962	13,973	14,010	13,157	14,866	(7%)
Other Diabetes care	798	830	884	816	859	809	1,110	(7%)
Total Diabetes care	36,127	32,404	33,266	31,161	28,717	26,043	27,276	26%
Wegovy®	1,157	1,181	1,404	782	519	85	—	123%
Saxenda®	3,174	2,462	1,998	1,677	1,879	1,907	1,551	69%
Total Obesity care	4,331	3,643	3,402	2,459	2,398	1,992	1,551	81%
Diabetes and Obesity care total	40,458	36,047	36,668	33,620	31,115	28,035	28,827	30%

Rare blood disorders	2,885	2,863	3,077	2,490	2,326	2,723	2,678	24%
Rare endocrine disorders	1,793	1,923	1,820	1,719	1,805	1,859	1,920	(1%)
Other Rare disease	430	432	466	504	376	424	379	14%
Rare disease total	5,108	5,218	5,363	4,713	4,507	5,006	4,977	13%

Sales by geographic segment:
International Operations	21,812	20,562	22,041	18,216	18,337	18,237	18,747	19%
- EMEA	10,983	10,915	10,824	9,427	9,170	9,579	9,530	20%
- Region China	4,438	3,566	4,841	3,710	4,257	3,722	4,330	4%
- Rest of World	6,391	6,081	6,376	5,079	4,910	4,936	4,887	30%
North America Operations	23,754	20,703	19,990	20,117	17,285	14,804	15,057	37%
- The US	22,014	19,121	18,753	18,902	16,181	13,754	14,172	36%

Segment operating profit:
Diabetes and Obesity care	18,158	15,873	16,379	11,861	13,052	12,155	12,470	39%
Rare disease	2,026	2,518	2,768	1,773	2,197	2,624	2,512	(8%)

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 25 of 32

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2022	9M 2021		Q3 2022	Q3 2021

Income statement

Net sales	128,862	102,467		45,566	35,622
Cost of goods sold	(20,186)	(17,417)		(7,200)	(6,059)

Gross profit	108,676	85,050		38,366	29,563

Sales and distribution costs	(32,474)	(25,376)		(11,451)	(9,119)
Research and development costs	(15,962)	(12,140)		(5,633)	(4,252)
Administrative costs	(3,119)	(2,860)		(1,158)	(1,024)
Other operating income and expenses	601	336		60	81

Operating profit	57,722	45,010	45010000000	20,184	15,249

Financial income	3,439	2,633		1,573	790
Financial expenses	(8,415)	(1,676)		(3,725)	(927)

Profit before income taxes	52,746	45,967		18,032	15,112

Income taxes	(10,813)	(9,102)		(3,627)	(2,993)

NET PROFIT	41,933	36,865	36865000000	14,405	12,119

Basic earnings per share (DKK)	18.48	16.02		6.37	5.29
Diluted earnings per share (DKK)	18.42	15.98		6.34	5.27

Segment Information

Segment sales:
Diabetes and Obesity care	113,173	87,977		40,458	31,115
Rare disease	15,689	14,490		5,108	4,507

Segment operating profit:
Diabetes and Obesity care	50,410	37,677		18,158	13,052
Operating margin	44.5%	42.8%		44.9%	41.9%

Rare disease	7,312	7,333		2,026	2,197
Operating margin	46.6%	50.6%		39.7%	48.7%

Total segment operating profit	57,722	45,010		20,184	15,249

Statement of comprehensive income

Net profit for the period	41,933	36,865		14,405	12,119

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	751	128		74	(68)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	7,220	1,009		3,206	480
Cash flow hedges, realisation of previously deferred (gains)/losses	1,659	(1,757)		390	(347)
Cash flow hedges, deferred gains/(losses) incurred during the period	(5,339)	(1,407)		(2,286)	(594)
Other items	1	(2)		3	—
Tax on other comprehensive income, income/(expense)	728	808		409	280

Other comprehensive income for the period, net of tax	5,020	(1,221)		1,796	(249)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	46,953	35,644		16,201	11,870

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 26 of 32
APPENDIX 3: CASH FLOW STATEMENT

DKK million	9M 2022	9M 2021

Net profit	41,933	36,865

Adjustment for non-cash items:
Income taxes in the Income Statement	10,813	9,102
Depreciation, amortisation and impairment losses	5,327	3,943
Other non-cash items	28,707	14,647
Change in working capital	(5,028)	2,032
Interest received	148	149
Interest paid	(186)	(141)
Income taxes paid	(9,928)	(8,580)

Net cash generated from operating activities	71,786	58,017

Purchase of intangible assets	(1,395)	(785)
Purchase of property, plant and equipment	(7,185)	(4,286)
Proceeds from other financial assets	—	2
Purchase of other financial assets	(7)	(4)
Purchase of marketable securities	(6,610)	(6,881)
Sale of marketable securities	4,129	948
Dividend received from associated company	—	4

Net cash used in investing activities	(11,068)	(11,002)

Purchase of treasury shares	(16,547)	(11,935)
Dividends paid	(25,303)	(21,517)
Proceeds from issue of bonds	11,120	9,657
Proceeds from borrowings	—	82
Repayment of borrowings	(13,399)	(6,329)

Net cash used in financing activities	(44,129)	(30,042)

NET CASH GENERATED FROM ACTIVITIES	16,589	16,973

Cash and cash equivalents at the beginning of the year	10,719	12,226
Exchange gain/(loss) on cash and cash equivalents	606	291

Cash and cash equivalents at the end of the period	27,914	29,490

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 27 of 32
APPENDIX 4: BALANCE SHEET

DKK million	30 Sep 2022	31 Dec 2021

ASSETS

Intangible assets	46,924	43,171
Property, plant and equipment	63,641	55,362
Investments in associated companies	458	525
Deferred income tax assets	11,303	8,672
Other receivables and prepayments	247	267
Other financial assets	781	916

TOTAL NON-CURRENT ASSETS	123,354	108,913

Inventories	23,222	19,621
Trade receivables	45,563	40,643
Tax receivables	2,541	1,119
Other receivables and prepayments	5,406	5,037
Marketable securities	9,008	6,765
Derivative financial instruments	5,277	1,690
Cash at bank	28,465	10,720

TOTAL CURRENT ASSETS	119,482	85,595
TOTAL ASSETS	242,836	194,508

EQUITY AND LIABILITIES

Share capital	456	462
Treasury shares	(4)	(6)
Retained earnings	73,673	72,004
Other reserves	2,555	(1,714)

TOTAL EQUITY	76,680	70,746

Borrowings	24,136	12,961
Deferred income tax liabilities	5,640	5,271
Retirement benefit obligations	583	1,280
Other liabilities	240	360
Provisions	5,300	4,374

Total non-current liabilities	35,899	24,246

Borrowings	1,833	13,684
Trade payables	8,310	8,870
Tax payables	7,397	3,658
Other liabilities	21,389	19,600
Derivative financial instruments	6,583	2,184
Provisions	84,745	51,520

Total current liabilities	130,257	99,516

TOTAL LIABILITIES	166,156	123,762

TOTAL EQUITY AND LIABILITIES	242,836	194,508

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 28 of 32
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2022

Balance at the beginning of the period	462	(6)	72,004	(1,714)	70,746
Net profit for the period			41,933		41,933
Other comprehensive income for the period			751	4,269	5,020

Total comprehensive income for the period			42,684	4,269	46,953

Transactions with owners:
Dividends			(25,303)		(25,303)
Share-based payments			756		756
Tax related to restricted stock units			75		75
Purchase of treasury shares		(4)	(16,543)		(16,547)
Reduction of the B share capital	(6)	6			—

Balance at the end of the period	456	(4)	73,673	2,555	76,680

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2021

Balance at the beginning of the period	470	(8)	63,774	(911)	63,325
Net profit for the period			36,865		36,865
Other comprehensive income for the period			128	(1,349)	(1,221)

Total comprehensive income for the period			36,993	(1,349)	35,644

Transactions with owners:
Dividends			(21,517)		(21,517)
Share-based payments			567		567
Tax related to restricted stock units			28		28
Purchase of treasury shares		(4)	(11,931)		(11,935)
Reduction of the B share capital	(8)	8			—

Balance at the end of the period	462	(4)	67,914	(2,260)	66,112

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 29 of 32

APPENDIX 6: SALES SPLIT PER AREA

Q3 2022 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	3,011	860	464	15	381	2,151	2,115
% change at CER	101%	—	—	—	—	52%	52%
Ozempic®	16,390	4,642	2,736	670	1,236	11,748	10,730
% change at CER	63%	89%	63%	—	82%	54%	51%
Victoza®	2,967	1,371	646	380	345	1,596	1,532
% change at CER	(26%)	(20%)	(24%)	(18%)	(16%)	(31%)	(31%)
Total GLP-1	22,368	6,873	3,846	1,065	1,962	15,495	14,377
% change at CER	44%	60%	46%	96%	77%	37%	34%
Long-acting insulin	3,939	2,697	1,631	370	696	1,242	1,081
% change at CER	(18%)	(6%)	(3%)	(41%)	19%	(37%)	(41%)
Tresiba®	2,273	1,504	819	289	396	769	633
% change at CER	(14%)	5%	11%	(16%)	11%	(39%)	(44%)
Xultophy®	705	614	427	14	173	91	88
% change at CER	3%	14%	2%	—	47%	(40%)	(41%)
Levemir®	961	579	385	67	127	382	360
% change at CER	(36%)	(37%)	(27%)	(76%)	14%	(34%)	(33%)
Premix insulin	2,706	2,613	638	1,311	664	93	87
% change at CER	(13%)	(10%)	(16%)	(14%)	5%	(52%)	(53%)
Ryzodeg®	807	807	140	380	287	—	—
% change at CER	68%	68%	29%	274%	9%	—	—
NovoMix®	1,899	1,806	498	931	377	93	87
% change at CER	(28%)	(26%)	(23%)	(35%)	2%	(52%)	(53%)
Fast-acting insulin	4,263	2,602	1,483	486	633	1,661	1,567
% change at CER	(11%)	(8%)	(7%)	(27%)	12%	(16%)	(15%)
Fiasp®	485	347	282	—	65	138	127
% change at CER	9%	25%	18%	—	70%	(22%)	(23%)
NovoRapid®	3,778	2,255	1,201	486	568	1,523	1,440
% change at CER	(13%)	(11%)	(11%)	(27%)	8%	(15%)	(15%)
Human insulin	2,053	1,592	469	469	654	461	443
% change at CER	(22%)	(25%)	(13%)	(44%)	(12%)	(11%)	(11%)
Total insulin	12,961	9,504	4,221	2,636	2,647	3,457	3,178
% change at CER	(15%)	(11%)	(7%)	(28%)	5%	(26%)	(27%)
Other Diabetes care[1]	798	582	175	269	138	216	181
% change at CER	(14%)	(13%)	(9%)	(23%)	5%	(18%)	(20%)
Total Diabetes care	36,127	16,959	8,242	3,970	4,747	19,168	17,736
% change at CER	13%	8%	12%	(13%)	26%	18%	16%
Wegovy®	1,157	2	2	—	—	1,155	1,155
% change at CER	89%	—	—	—	—	89%	89%
Saxenda®	3,174	1,659	1,057	32	570	1,515	1,391
% change at CER	54%	97%	131%	36%	56%	22%	23%
Total Obesity care	4,331	1,661	1,059	32	570	2,670	2,546
% change at CER	62%	97%	131%	36%	56%	44%	46%
Diabetes and Obesity care total	40,458	18,620	9,301	4,002	5,317	21,838	20,282
% change at CER	17%	13%	19%	(12%)	29%	21%	19%

Rare disease segment
Rare blood disorders[2]	2,885	1,737	953	372	412	1,148	1,058
% change at CER	13%	32%	10%	347%	15%	(9%)	(12%)
Haemophilia A	512	383	278	15	90	129	122
% change at CER	18%	18%	15%	0%	11%	20%	24%
Haemophilia B	194	121	75	3	43	73	40
% change at CER	13%	17%	9%	100%	29%	5%	17%
NovoSeven®	2,108	1,210	584	354	272	898	851
% change at CER	13%	42%	9%	336%	16%	(14%)	(17%)
Rare endocrine disorders[3]	1,793	1,228	547	62	619	565	557
% change at CER	(7%)	(4%)	(8%)	33%	(2%)	(13%)	(13%)
Other Rare disease[4]	430	227	182	2	43	203	117
% change at CER	6%	(16%)	(11%)	0%	(33%)	59%	186%
Rare disease total	5,108	3,192	1,682	436	1,074	1,916	1,732
% change at CER	4%	11%	1%	232%	1%	(6%)	(8%)

Total sales	45,566	21,812	10,983	4,438	6,391	23,754	22,014
% change at CER	15%	13%	16%	(6%)	23%	18%	16%
% change as reported	28%	19%	20%	4%	30%	37%	36%
Share of growth	100%	43%	26%	(4%)	21%	57%	49%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 30 of 32

9M 2022 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	7,246	1,975	1,010	38	927	5,271	5,178
% change at CER	120%	—	—	—	—	72%	72%
Ozempic®	42,774	12,629	7,546	1,589	3,494	30,145	27,693
% change at CER	69%	97%	61%	—	133%	59%	57%
Victoza®	8,999	4,282	2,105	1,110	1,067	4,717	4,527
% change at CER	(26%)	(21%)	(25%)	(15%)	(20%)	(30%)	(30%)
Total GLP-1	59,019	18,886	10,661	2,737	5,488	40,133	37,398
% change at CER	44%	55%	39%	87%	86%	39%	37%
Long-acting insulin	12,839	8,717	5,407	1,329	1,981	4,122	3,646
% change at CER	(10%)	0%	4%	(23%)	13%	(27%)	(30%)
Tresiba®	7,106	4,621	2,607	846	1,168	2,485	2,095
% change at CER	(5%)	9%	15%	(3%)	7%	(25%)	(29%)
Xultophy®	2,113	1,795	1,287	35	473	318	310
% change at CER	3%	10%	(1%)	0%	46%	(27%)	(27%)
Levemir®	3,620	2,301	1,513	448	340	1,319	1,241
% change at CER	(24%)	(19%)	(8%)	(48%)	(1%)	(32%)	(33%)
Premix insulin	8,219	7,855	1,986	3,913	1,956	364	348
% change at CER	(10%)	(9%)	(12%)	(12%)	4%	(26%)	(26%)
Ryzodeg®	2,159	2,159	383	892	884	—	—
% change at CER	59%	59%	23%	—	12%	—	—
NovoMix®	6,060	5,696	1,603	3,021	1,072	364	348
% change at CER	(22%)	(22%)	(18%)	(29%)	(2%)	(26%)	(26%)
Fast-acting insulin	12,992	8,291	4,874	1,583	1,834	4,701	4,402
% change at CER	(8%)	(3%)	(1%)	(19%)	9%	(16%)	(16%)
Fiasp®	1,498	1,001	840	—	161	497	465
% change at CER	13%	23%	18%	—	54%	(3%)	(3%)
NovoRapid®	11,494	7,290	4,034	1,583	1,673	4,204	3,937
% change at CER	(10%)	(5%)	(4%)	(19%)	6%	(17%)	(18%)
Human insulin	6,216	4,967	1,512	1,480	1,975	1,249	1,193
% change at CER	(18%)	(20%)	(10%)	(36%)	(11%)	(6%)	(6%)
Total insulin	40,266	29,830	13,779	8,305	7,746	10,436	9,589
% change at CER	(11%)	(7%)	(2%)	(21%)	3%	(20%)	(22%)
Other Diabetes care[1]	2,512	1,913	536	960	417	599	491
% change at CER	(15%)	(12%)	(1%)	(24%)	11%	(26%)	(29%)
Total Diabetes care	101,797	50,629	24,976	12,002	13,651	51,168	47,478
% change at CER	14%	9%	12%	(9%)	25%	20%	18%
Wegovy®	3,742	3	3	—	—	3,739	3,739
% change at CER	—	—	—	—	—	—	—
Saxenda®	7,634	4,138	2,572	110	1,456	3,496	3,152
% change at CER	33%	73%	96%	—	38%	2%	1%
Total Obesity care	11,376	4,141	2,575	110	1,456	7,235	6,891
% change at CER	75%	73%	96%	—	38%	77%	81%
Diabetes and Obesity care total	113,173	54,770	27,551	12,112	15,107	58,403	54,369
% change at CER	18%	13%	17%	(9%)	27%	25%	24%

Rare disease segment
Rare blood disorders[2]	8,825	5,150	2,860	556	1,734	3,675	3,415
% change at CER	6%	11%	(2%)	190%	16%	(1%)	(3%)
Haemophilia A	1,696	1,336	858	58	420	360	339
% change at CER	6%	9%	(1%)	160%	29%	(6%)	(7%)
Haemophilia B	533	337	208	9	120	196	101
% change at CER	9%	16%	4%	—	34%	(3%)	7%
NovoSeven®	6,397	3,413	1,754	489	1,170	2,984	2,848
% change at CER	6%	12%	(3%)	194%	10%	0%	(3%)
Rare endocrine disorders[3]	5,536	3,732	1,687	171	1,874	1,804	1,784
% change at CER	(6%)	(2%)	(6%)	40%	(1%)	(13%)	(14%)
Other Rare disease[4]	1,328	763	624	6	133	565	320
% change at CER	7%	(7%)	(3%)	25%	(21%)	37%	67%
Rare disease total	15,689	9,645	5,171	733	3,741	6,044	5,519
% change at CER	2%	4%	(3%)	131%	5%	(3%)	(4%)

Total sales	128,862	64,415	32,722	12,845	18,848	64,447	59,888
% change at CER	16%	11%	13%	(5%)	22%	22%	21%
% change as reported	26%	16%	16%	4%	28%	37%	36%
Share of growth	100%	38%	23%	(4%)	19%	62%	55%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 31 of 32
APPENDIX 7: ACQUISITION OF BUSINESSES
Dicerna Pharmaceuticals, Inc.
On 28 December 2021, Novo Nordisk acquired all outstanding shares of the publicly held US company Dicerna Pharmaceuticals, Inc. via a cash tender offer. Before the acquisition, Novo Nordisk held 2.9% of the shares in Dicerna Pharmaceuticals, Inc. at a fair value of DKK 573 million.

Details of the acquisition
The total purchase price amounts to DKK 22,034 million, which has been settled by the fair value of existing shareholdings of DKK 573 million, settlement of a pre-existing relationship of DKK 145 million and a cash consideration of DKK 21,316 million.

No changes have been made during the first 9 months of 2022 to the provisional purchase price allocation as presented in the 2021 Annual Report note 5.3. Acquisition of businesses.

The development in goodwill in the first 9 months of 2022 is as follows:

DKK million	30 Sep 2022
Goodwill as of 31 December 2021	4,346
Exchange rate adjustment	704
Goodwill as of 30 June 2022	5,050

For further information regarding the acquisition please refer to the Annual Report for 2021.

Forma Therapeutics, Inc.
On 14 October 2022, Novo Nordisk acquired all outstanding shares of the publicly held US company Forma Therapeutics, Inc. via a cash tender offer. Novo Nordisk did not hold any shares in Forma Therapeutics prior to the acquisition. The acquisition of Forma Therapeutics, including its lead development candidate, etavopivat, is aligned with Novo Nordisk’s strategy to complement and accelerate its scientific presence and pipeline in haemoglobinopathies, a group of disorders in which there is abnormal production or structure of the haemoglobin protein in the red blood cells.

Details of the acquisition
The total purchase price amounts to DKK 8,098 million and has been settled in full by cash consideration.

Novo Nordisk completed the acquisition of Forma Therapeutics, Inc. through a merger of Novo Nordisk’s wholly owned subsidiary with and into Forma Therapeutics in which all shares not tendered into the offer were cancelled and converted into the right to receive cash equal to the USD 20 offer price per share, without interest, less any applicable tax withholding. At the completion of the merger, Forma Therapeutics, Inc. became a wholly owned subsidiary of Novo Nordisk. The common stock of Forma will no longer be listed or traded on the Nasdaq Global Select Market.

The provisional purchase price allocation will be presented in the 2022 Annual Report.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

Financial report for the period 1 January 2022 to 30 September 2022	Page 32 of 32
APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	9M 2022	9M 2021	% change 9M 2022 to 9M 2021	Q3 2022	Q3 2021	% change Q3 2022 to Q3 2021

Net sales	128,862	102,467	26%	45,566	35,622	28%
Effect of exchange rates	(10,014)	—		(4,503)	—
Sales at CER	118,848	102,467	16%	41,063	35,622	15%

Operating profit at CER

DKK million	9M 2022	9M 2021	% change 9M 2022 to 9M 2021	Q3 2022	Q3 2021	% change Q3 2022 to Q3 2021

Operating profit	57,722	45,010	28%	20,184	15,249	32%
Effect of exchange rates	(6,451)	—		(2,849)	—
Operating profit at CER	51,271	45,010	14%	17,335	15,249	14%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	9M 2022	9M 2021	Q3 2022	Q3 2021

Net cash generated from operating activities	71,786	58,017	24,239	21,507
Net cash used in investing activities	(11,068)	(11,002)	(4,961)	(4,635)
Net purchase of marketable securities	2,481	5,933	736	2,946
Repayment on lease liabilities	(709)	(636)	(249)	(202)
Free cash flow	62,490	52,312	19,765	19,616

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 79 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 2, 2022
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer